LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

September 6, 2024

Via Edgar Correspondence

Melissa Kindelan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 12 to Registration Statement on Form F-1
Filed August 23, 2024
File No. 333-262367

Dear Ms. Kindelan:

This letter is in response to the letter dated September 3, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 13 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 12 to Registration Statement on Form F-1

General

1)	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F as exhibit 99.8 to the Amendment No. 13 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer